Organigram Global to Host 2026 OG Investor Session
Registration now open for the Company's second Digital Investor Session, featuring updates from senior leadership on Organigram's global growth strategy

TORONTO, Ontario, September 2, 2026 (BUSINESS WIRE) - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI) (the "Company" or "Organigram"), Canada's #1 cannabis company by market share and a growing global cannabis platform, today announced details of its 2026 OG Investor Session.
“Since our last investor session, we’ve welcomed a new leadership team, completed our first full quarter with Sanity Group, and sharpened our strategy for the years ahead. We look forward to updating our stakeholders on how we’re aligning Organigram to build on our leadership in Canada and capture growth opportunities across global cannabis markets,” said James Yamanaka, Chief Executive Officer.
This year's session will premiere on September 30 at 4:00 p.m. ET as a video presentation and is expected to include:
•Presentations from executive leadership, including CEO James Yamanaka, CFO Greg Guyatt and Finn Age Hänsel, President, Rest of World & CSO;
•Insights from Organigram team members across its production facilities;
•Discussions on growth initiatives and strategic priorities; and
•A fireside question-and-answer session with management, featuring investor-submitted questions.
Registration and Q&A Submission

Registration is now open at www.organigram.ca/investor-day-2026. Registrants can submit questions for the fireside chat ahead of the premiere and will receive updates from the Company leading up to and following the event.
ABOUT ORGANIGRAM
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor. Through its acquisition of Sanity Group GmbH ("Sanity Group"), Organigram participates in the German medical cannabis market and other emerging markets within Europe.
Organigram is focused on producing high-quality cannabis for adult consumers, as well as extending the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O' Buds, SHRED, Monjour, Tremblant, Collective Project, Trailblazer, BOXHOT and DEBUNK. Through its acquisition of Sanity Group, Organigram's European brands include Vayamed, avaay, ZOIKS, Endosane Pharmaceuticals, VAAY, and Grashaus Projects. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and infused pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations.
FORWARD-LOOKING INFORMATION
This news release contains forward-looking information. Often, but not always, forward looking information can be identified by the use of words such as "plans", "expects", “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding market performance, involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and the risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers

are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
FOR INVESTOR RELATIONS ENQUIRIES
Max Schwartz, Director of Investor Relations
investors@organigram.ca
FOR MEDIA RELATIONS ENQUIRIES
Mark McKay, Director of Communications